BOXSY INC.

AI COO for founders from fundraising to operations



Investing in Startup Survival
The AI COO for founders when execution matters most
Operational clarity—at the moment pressure is highest
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Investor Relations
Live
Manage your fundraising pipeline and communicate with investors
Fundraising Pipeline
Track your investor outreach
TOTAL INVESTORS
35
ACTIVE CONVERSATIONS
36
CURRENT STAGE
BOOTSTRAPPED
View pipeline
Investor Updates
Keep stakeholders informed
LAST UPDATE SENT
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RECOMMENDED CADENCE
Weekly updates
Send your first investor update to build momentum and trust with your stakeholders.
Draft update
Coming Soon
Control Center
Coming soon
All-in-one metrics dashboard
Ops Readiness
Operational excellence framework

boxsy.io Austin, TX

Highlights

1. 50 startups using Boxsy to manage fundraising and operational execution
2. 39 GTM partnerships creating distribution across founders, VCs, accelerators and venture studios
3. 150,000+ investor database powering fundraising outreach and relationship management
4. AI drafts follow-ups, investor updates and priorities—founders always stay in control
5. Founder built PwC's U.S. Salesforce practice into a $200M global business
6. Backed by Google for Startups, NVIDIA Inception, Nasdaq Entrepreneur Center and Vercel AI
7. Building the AI COO for the founder's entire dollar journey from raising to deploying capital

Featured Investor



Robert Moon
Syndicate Lead

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Invested $110,000

"The vision to remove the business complexity from the founder to focus there time and energy on product and the customer. With Boxsy you can spend those crucial dollars on where it needs to be focused and not on operations. The vision and long term road map of this company is solid with the right mix of operational excellence, investor interfaces, and the integration for AI to identify trends , issues and I sights. A great leadership team drives Boxsy and cannot be more happy to be a part of this organization. As an experienced operator this is the tool I wish I had!!!"

& 2 more

Team



Elisabeth Bykoff Founder & CEO

Built PwC's U.S. Salesforce practice from $0 to $200M globally in 8 years. Served as operator, investor, advisor, and founder across VC/PE-backed companies with successful exits. Author of published memoir French Landing.

linkedin.com

Pitch Deck


boxsy
BACKED BY THE SAME ECOSYSTEMS WE SERVE
Google for Startups
Nasdaq Entrepreneurial Center
GTM PARTNERS DRIVING DISTRIBUTION
Gildre · The Agentic · Foundervine · EchoHer · BrandIron
Most founders are running their company blind.
Boxsy is the founder's ops sidekick - central command for the dollar journey: raising, deploying, generating, and managing capital. Nothing falls through the cracks.
50
Startups on platform
39
Partnership pipeline
100%
Gross retention
$1M
Raising on SAFE

The AI COO for Founders . Every founder needs a COO. Almost none can afford one.

The Problem

Most founders aren't failing because they lack vision. They're failing because execution breaks.

Investor follow-ups slip. Metrics live across disconnected systems. Important documents disappear. Board updates get delayed. Cash runway isn't monitored closely enough.

Execution becomes reactive instead of systematic.

The first operations hire typically costs over $100,000 per year, well beyond the reach of most early-stage startups.

That's the gap Boxsy fills. Startups don't fail from bad ideas. They fail from broken execution.

Most early-stage founders are managing 100+ investor relationships manually, tracking follow-ups across disconnected spreadsheets and email threads, and making decisions without reliable data - all without a COO. When pressure spikes, critical tasks slip. Fundraising momentum breaks. **And 90% of startups fail as a result.**

The problem isn't effort. It's the absence of a system that enforces follow-through.


THE PROBLEM
A $100K+ ops hire is the fix most founders can't afford yet.
Pre-Seed to Series A founders — fundraising now, or just closed — feel it first.
"It's not shame. It's the ambient dread of always being behind - wondering if something's about to break, wondering if the company will make it."
WHAT WE KEEP HEARING BACK
Ops is now a product, not a person.
Boxsy replaces the first ops hire.
No pipeline system
Investor outreach lives in inboxes and spreadsheets. Warm intros go cold without anyone noticing.
No data room
Documents get assembled the night before a request. Momentum gets lost mid-raise.
No update cadence
Investors lose confidence fast when they don't hear from a founder on schedule.
75% of VC-backed startups never return capital. Most don't fail from a bad idea - they fail when execution breaks under pressure and no one catches it in time.
boxsy

The Solution

Boxsy is the AI COO for founders. We help founders throughout their **dollar journey:**

Raise capital

- Investor CRM
- AI-powered fundraising pipeline
- 150,000+ investor database
- Data rooms
- Investor updates
- AI outreach drafting

Manage capital

- KPI Control Center
- Financial visibility
- Bank, QuickBooks, HubSpot and Plaid integrations

Deploy capital

- Operational readiness
- Hiring workflows (roadmap)
- Operational playbooks (roadmap)

Generate capital

- Revenue operations and customer management (roadmap)

Unlike generic AI tools, Boxsy doesn't start from a blank page. It understands your company, your investors, your metrics and your operating cadence.

Our AI drafts the work. Founders always approve before anything is sent.


PRODUCT STATUS
What's live today, what's being built, and what's next by leg.
No hand-waving: here's exactly what unlocks each stage of the journey.
Raise $
LIVE
Investor pipeline, 150K-investor database, smart data room, AI-drafted follow-ups, investor update engine. This is the product today: a fundraising OS with AI drafting, used by 50 startups today.
SHIPPING NOW
Control center connecting QuickBooks, HubSpot, and Plaid. Unlocks once a founder has live financial + CRM data to


centralize typically right after close.
Deploy $
BUILDING
Ops readiness matrix and hiring-ops workflows. Unlocks as teams cross ~5 people and need structured hiring frameworks, not ad hoc decisions.
Generate $
ROADMAP
RevOps module and customer hub. Sequenced last because it requires the Manage $ control center's data plumbing to already be in place.
Fundraising validates the system. Once a founder trusts Boxsy with the raise, expansion to the next leg is a feature flag away not a rebuild.
boxsy

Why Now

Three trends have converged.

• AI agents can now execute reliable operational workflows.

• Investors increasingly reward operational discipline before writing checks.

• The future belongs to lean companies where AI replaces expensive operational headcount.

We believe the next generation of billion-dollar startups will run with remarkably small teams.

Every one of those companies will need an AI COO.

Traction

Our fundraising operating system is already live.

Today Boxsy has:

- **50 startups on the platform**
- **$9.5K ARR**
- **100% gross retention**
- **3 investor pilots (1 paid)**
- **39 GTM partnerships in progress**
- **12 active partnerships already driving founder acquisition**

Since relaunching on our new AI architecture, ARR has doubled while partnership-driven growth has accelerated. We're early and the signal is real.

Market

Our beachhead is the **50,000+ VC-backed startups actively raising capital,** all with acute need for fundraising ops, cadence, and execution discipline. That's our beachhead.

But fundraising is the wedge. The platform is the AI COO for the full venture ecosystem: founders, funds, accelerators, venture studios, and portfolio ops teams. After the raise, Boxsy runs board cadence, KPI health, RevOps, and hiring loops. Fundraising gets them in. Cadence keeps them.

TAM: $30B

Business Model

We operate a SaaS subscription model.

Starter — $49/month

Pro — $99/month

Command — $199/month

Customers expand through additional AI usage, seats and workflow modules.

Target ACV ranges from approximately **$588–$2,388 annually**.

Go-to-Market

Rather than acquiring founders one at a time, we're building distribution through the startup ecosystem.

Our growth engine is partnerships with:

- Venture capital firms
- Accelerators
- Venture studios
- Startup communities
- Founder agencies
- Technology partners

Every partner introduces a cohort of founders.

Boxsy handles onboarding, activation and conversion.

This creates significantly lower acquisition costs and highly repeatable growth.

3–5 Year Revenue Projections

Growth is driven by **four compounding forces:**

- Cohort-based distribution through accelerator and VC partnerships (lower CAC, faster activation)
- Rising revenue per company as workflow adoption deepens
- AI replacing expensive operational headcount, and
- Network effects from the operating data model we own across the venture ecosystem.


GROWTH PLAN
A 3-year view, grounded in the cohort funnel - not a 5-year guess.
4
3
2
1
0
0.22
1.1
3.8
1
2
3
Year 1 300 $61 avg/mo $220K 85% Starter · 15% Pro
Year 2 1,200 $76 avg/mo $1.1M 65% Starter · 30% Pro · 5% Command
Year 3 3,500 $90 avg/mo $3.8M 50% Starter · 35% Pro · 15% Command
Assumptions: Year 1 ties directly to the 12-month plan funded by this raise. Tier mix shifts toward Pro/Command as Legs 2–4 ship and the partnership pipeline scales from 12 active to 30+ orgs.
boxsy

Forward looking projections cannot be guaranteed.

Why Boxsy Wins

Our advantage isn't another AI chatbot.

It's **context.**

Every interaction, investor relationship, KPI, milestone and operating workflow compounds into a proprietary operating model unique to every company.

Our competitive advantage combines:

• Unified operating context

• Productized COO workflows

• Partnership-driven distribution

We believe this becomes increasingly valuable as AI models commoditize.

The Team


TEAM
The operator who built a $200M practice - now building the ops sidekick she always wished existed.
Founded and scaled the US Salesforce practice at PwC to $200M globally - a decade inside the exact operational dysfunction she now productizes.
10+ years across the venture ecosystem as GTM executive, operator, angel investor, and advisor including the Morgan Stanley Inclusive Ventures Lab. Advising 50+ early-stage startups directly.
Boxsy dogfooded daily: she runs her own company on the platform and generates her own priority list every morning. She is the ICP.
Engineering delivered through a dedicated partnership with The Agentic, their agentic framework plus 3 full-time engineers building Boxsy daily, not contractors or a solo effort.
Elisabeth Bykoff
Founder & CEO
ACTIVE PARTNERSHIPS
Google for Startups
Nasdaq Entrepreneurial Center
NVIDIA
PRIOR: EXECUTIVE & ADVISORY ROLES
pwc
BCG
Agiloft
Avnio
boxsy
14

Join Us

We're raising **$1M** to expand from **50 startups to 1,000 activated companies**, scale our partnership engine and continue building the AI COO for founders.

If you believe the future belongs to small teams powered by AI, we'd love to have you join us.

→ Invest in Boxsy on Wefunder · boxsy.io · hello@boxsy.io